March 12, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Melissa Kindelan Chris Dietz Aliya Ishmukhamedova Mitchell Austin

Re:	Plum Acquisition Corp. I Registration Statement on Form S-4 Filed January 5, 2024 File No. 333-276411

Ladies and Gentleman:

On behalf of Plum Acquisition Corp. I (the “Company”), we submit this letter setting forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated February 1, 2024 (the “Comment Letter”), with respect to the Company Registration Statement on Form S-4 filed on January 5, 2024 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold italics below. Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Amended Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Form S-4 filed January 5, 2024

Cover page

1.	Disclosure on page 242 states that you will be a "controlled company" under Nasdaq listing standards. Please revise to include disclosure on your cover page highlighting the combined company's status as a "controlled company" under the Nasdaq listing standards, including disclosure of the individual or group who will be deemed to have control and their anticipated ownership of the company following the business combination. Additionally, please include and cross-reference risk factor disclosure and a longer discussion of the exemptions available to you as a "controlled company."

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure regarding the Company’s status as a “controlled company” on page 242 of the Registration Statement was included inadvertently. The Company does not believe that it will be a “controlled company” under the Nasdaq listing standards following the business combination and has removed the disclosure on page 237 of the Amended Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus
Veea, page 2

2.	Please revise your disclosures to state, if true, that revenue has been immaterial for all periods presented and that any revenue shown represents revenue earned on paid pilots for field trials of your products, consistent with your disclosures on page 227. Further, disclose the amount of revenue generated and net loss incurred for each period presented. Similar revisions should be made on pages 211 and 225.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 210, 224, 226 and 229 of the Amended Registration Statement regarding the immateriality of Veea’s revenue and the amount of revenue generated and net loss incurred during the periods presented.

Interests of Plum's Directors and Executive Officers in the Business Combination, page 15

3.	Please revise your discussion of the Sponsor's interest to include the loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding expenses for which the Sponsor and its affiliates (including the Company’s officers and directors) are entitled to reimbursement on page 16 of the Amended Registration Statement.

4.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that such shareholders waived their redemption rights for no consideration as provided in that certain Letter Agreement between the Company, the Sponsor, and the Company’s officers and directors dated March 18, 2021, which was filed as Exhibit 10.4 to the Registration Statement.

Risk Factors
Plum's Initial Shareholders, Veea, Plum's directors, ... may elect to purchase Public Shares prior to the consummation..., page 65

5.	We note that in connection with the stockholder vote to approve the Business Combination, the Sponsor, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed. Please provide your analysis on how such purchases comply with Exchange Act Rule 14e-5. Consider Question 166.01 of our Tender Offers and Schedules Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Amended Registration Statement to detail how, in the event it were to purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act.

Business Combination Proposal, page 129

6.	You disclose projected 2024 sales of approximately 42,000 VeeaHub units at an average price per unit of $1,100, or approximately $46 million in sales. Given revenues of $40,359 for the 9 months ended September 30, 2023 and $224,052 for the fiscal year ended December 31, 2022, please expand your disclosure to address why the change in trends is appropriate and explain how your assumptions are reasonable.

Make similar revisions to your discussion of projected gross margin. We note you project a gross margin of 30% — 40% from sales of VeeaHubs®, and 60 — 80% for license and data subscriptions. Explain whether the projections are in line with historic operating trends. If not, the disclosure should address why the change in trends is appropriate and why the assumptions are reasonable.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding Veea Inc.’s (“Veea”) projected 2024 sales on page 130 and 131 of the Amended Registration Statement to address the forecasted change in trends and clarify that its projection of gross margin are in line with Veea’s historical operating trends and, in each case, to discuss the basis for Veea’s belief as to the reasonableness of these assumptions.

Unaudited Pro Forma Condensed Combined Financial Information
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2023, page 185

7.	We note adjustment "I" assumes receipt of $30 million in cash anticipated upon the sale of New Financing Securities, however, you also note Veea has raised approximately $20 million as of December 31, 2023. Further, you disclose on page 182 that $18 million has been raised under the New Financing Securities. Please revise here and throughout your filing to only reflect the actual amount that has been raised to date. Also, revise the other related disclosures throughout to address the apparent inconsistency between the $18 million and $20 million.

Response: In response to the Staff’s comment, the Company has revised the pro formas to include the financial statements of Veea and the Company as of December 31, 2023. As such the pro formas now include the actual New Financing Securities raised as of December 31, 2023, and the disclosures regarding Veea’s sales of the New Financing Securities on pages 181, 185, F-64, and F-86 of the Amended Registration Statement have been revised to ensure consistency in the discussion.

Note 6 - Adjustments and Reclassifications to Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2022, page 186

8.	You disclose adjustment "DD" reflects the amortization of the debt discount related to the Subscription Agreements; however, the adjustment is included on the line labeled, "Change in fair value of subscription liability" on page 180. Please advise. Also, tell us why this adjustment is included in the December 31, 2022 period. In this regard, it would appear to represent the removal of the amortization and change in fair value of the subscription liability and should therefore be reflected in the September 30, 2023 period.

Response: In response to the Staff’s comment, the Company has updated the pro formas to include the financial statements of Veea and the Company as of December 31, 2023, and as such the December 31, 2022 figures have been replaced with the December 31, 2023 figures. Adjustment “DD” is now reflecting the reversal of the interest and amortized debt discount incurred during the year as the subscription liability is assumed to have been fully settled on January 1, 2023.

Veea's Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 227

9.	Please revise to remove the presentation and discussion of results for the three months ended September 30, 2023 and 2022, to be consistent with the periods presented in the financial statements.

Response: In response to the Staff’s comment, the Company has revised Veea’s Management’s Discussion and Analysis of Financial Condition and Results of Operations section to remove the presentation and discussion of results for the three months ended September 30, 2023 and 2022.

Liquidity and Capital Resources, page 231

10.	Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure regarding its liquidity and capital resources on page 228 of the Amended Registration Statement.

Plum Acquisition Corp. I
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Subscription Agreement, page F-13

11.	You disclose that you recorded the fair value of the subscription liability and the related expense for the subscription agreement. Please tell us how you initially recorded these transactions, the subsequent accounting for the fair value of the subscription liability and other related amounts, such as the debt discount, as well as how you intend to account for the settlement of the liability and related balances. As part of our response, include references and analysis of the specific accounting literature followed or that you intend to follow.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in connection with the preparation of the Company’s financial statements as of December 31, 2023, management determined it should restate its previously reported financial statements for the period ended March 31, 2023, June 30, 2023, and September 30, 2023. The Company previously accounted for its Subscription Liability as a liability classified derivative and measuring the financial instrument at fair value at each reporting period with the change in fair value recorded to earnings, rather than accounting for the subscription agreement (i.e., bundled issuance of a debt instrument and equity instrument) using the relative fair value method of accounting. As a result, the derivative liability and corresponding debt discount which was recorded within the condensed consolidated balance sheets was overstated, and the change in fair value which was recorded within the condensed consolidated statements of operations was also erroneously recorded as an additional (expense) and income during certain periods.

The Company intends to settle the obligation by transferring the shares from the Sponsor to Polar Multi Strategy Master Fund (“Polar”) and with a cash payment to Polar for the loan proceeds advanced under the agreement.

Note 5 - Related Party Transactions
Subscription Agreement, page F-18

12.	Please revise to clearly disclose the total amounts of cash the Investor has paid to the Sponsor, the amounts the Sponsor has paid to the company, the amounts outstanding under the "Convertible Promissory Notes" issued on March 17, 2023 and July 25, 2023, and the number of shares the Sponsor will transfer at the Closing of the Business Combination, as of the balance sheet date. Ensure the amounts and numbers are consistent with information disclosed elsewhere, such as in Note 8 and in the pro forma financial information and adjustments. Similar clarifications should be made in the Subsequent Events Note on page F-32, as needed, to be consistent with other disclosures.

Response: In response to the Staff’s comment, the Company has revised Note 6 of the December 31, 2023 consolidated financial statements to (i) more clearly disclose the advances of cash Polar and Palmeira Investment Limited (“Palmeira” and, together with Polar, the “Investors”) made to the Company, (ii) more clearly disclose the commitment by the Company to transfer shares to the Investors, and (iii) ensure the disclosure is consistent with the information disclosed in Note 9 and the pro forma financial information and adjustments. The Company has also revised Note 12 accordingly.

Veea Inc. and Subsidiaries
Consolidated Balance Sheets
As of September 30, 2023 and 2022, page F-57

13.	Please revise to include the balance sheet as of December 31, 2022. Further, the balance sheet as of September 30, 2022 need not be provided unless it is necessary for an understanding of the impact of seasonal changes on the company's financial condition. Please explain to us why such period is included or consider removing. Refer to Rule 10-01(c)(1) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-58 of the Amended Registration Statement to include the balance sheet as of December 31, 2022 and remove the balance sheet as of September 30, 2022.

Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-63

14.	Revise to clarify, if true, that all the revenue recorded represents revenue earned on paid pilots for field trials of your products, consistent with your disclosures on page 227. Similar clarification should also be made on page F-90, if true.

Response: The Company has revised the disclosure on page F-66 of the Amended Registration Statement.

Note 10 - Other Income, page F-75

15.	We note you classified amounts received for the license of AdEdge and reimbursement of expenses incurred by the company in connection with the design development and testing of AdEdge as other income. Please tell us the accounting guidance you considered in determining the classification. In this regard, based on your disclosures on pages 212 and 216, it would appear this platform could be considered part of the offerings you have or will make available to customers. Further, we note you disclose this is not "core" to your sales activity. If true, tell us whether or how this platform will be used as part of your operations.

Response: In response to the Staff’s comment, Veea further analyzed the accounting classification for the AdEdge license agreement. As described on pages 212 and 215, the AdEdge Content Player and Campaign Management technology (“AdEdge Technology”) is one of many edge applications developed by Veea and is not its core application offering. The use of “core” was not meant to convey that AdEdge is not offered or available to customers, but rather to convey that AdEdge is not a central application in Veea’s offerings. In reviewing the accounting classification of the license revenue in response to the Staff’s comment, Veea reviewed the appropriate guidance under ASC 606, Revenue from Contracts with Customers, ASC 808, Collaborative Arrangements and ASC 610, Other Income, and determined that revenues should be reclassified as operating revenues. Management concluded that the license of the AdEdge Technology should be accounted for under ASC 606 based on the following:

●	Developing technologies and selling licenses is part of Veea’s ordinary business activities; and

●	Through Veea’s continued relationship with iFree, the AdEdge Technology wil continue to be a component of Veea’s product offerings.

Annex K, page K-3

16.	Please file the representation letter with forecasted financial information of Veea prepared by Target Management (the "Forecast") set forth in a letter, dated December 21, 2023 referenced in the Fairness opinion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the representation letter referenced in the fairness opinion was prepared by Plum Management, not Target Management. The representation letter was mistakenly attributed to Target Management in the “Opinion of Financial Advisor to the Plum Board” section on page 125 of the Registration Statement. The Company has revised the relevant reference accordingly. Additionally, since the representation letter was prepared by Plum Management and not Target Management or a third party, the Company believes that it is not required to file such representation letter under Item 4(b) of Form S-4.

17.	On page 129, you disclose that "Houlihan Capital concluded that, as of the date of the Opinion and based upon and subject to the assumptions, conditions and limitations set forth in the written Opinion, the consideration to be issued, paid or exchanged to Plum's shareholders in the Business Combination is fair from a financial point of view to Plum's shareholders and the Business Combination is fair from a financial point of view to Plum's shareholders that are unaffiliated with Plum's Sponsor" (emphasis added). However, the opinion provided in Annex K appears to only opine on the fairness of the transaction to Unaffiliated Shareholders (in other words, it does not appear to separately opine on the fairness of the transaction to all Plum shareholders). Please revise your discussions of the fairness opinion to clarify whether the opinion does opine on the fairness of the transaction to all Plum shareholders, and if it does, please highlight in your response the corresponding language in the opinion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 127 and page K-1 of the Amended Registration Statement to clarify that the opinion from Houlihan Capital opines solely that the Business Combination is fair from a financial point of view to Plum’s shareholders that are unaffiliated with Plum’s sponsor to be consistent with the scope of work and the conclusion included in the opinion.

*****

If you have any questions or require any additional information, please telephone the undersigned at (212) 918-3267 or John Duke at (267) 675-4616.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

Via email:

cc:	Kanishka Roy, Plum Acquisition Corp. I Stuart Neuhauser, Ellenoff Grossman & Schole LLP Matthew Gray, Ellenoff Grossman & Schole LLP